United Traffic System Inc.
808 - 27 Alexander Street
Vancouver, B.C.
Canada V6A 1B2

October 2, 2007

Karl Hiller, Branch Chief
Lily Dang, Financial Review Officer
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.
20549 - 7010

Re:             United Traffic System Inc.
                    Form 20-F for Fiscal Year Ended December 31, 2005
                    Filed June 30, 2006
                    Form 20-F for Fiscal Year Ended December 31, 2006
                    Filed August 6, 2007
                    Response Letter Dated August 3, 2007
                    File No. 333 - 102931

Dear Sirs and Madams,

We refer to your letter dated September 13, 2007 and our responses are as follows:

Form 20F for the Fiscal Year Ended December 31, 2005

General

1. Please find enclose our amended Form 20-F for the year ended December 31, 2005.

Form 20-F for the Fiscal Year Ended December 31, 2006

Operating and Financial Review and Prospects, page 11

A. Operating Results, page 11

2. Our results of operation for each year reported in the financial statements has been revised accordingly.

D. Trend Information, page 12

3. Our disclosure under the heading "Trend Information" has been expanded.

Item 10 - Additional Information, page 22

A. Share Capital, page 22

4. Our disclosure regarding the cancellation of the six million shares held by Inzi Display Co., Ltd. has been revised.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

5. Smythe Ratcliffe, our current auditors have provided a new audit report covering the cumulative period.

6. Smythe Ratcliffe, our current auditors have provided a new auditor report covering the years 2004 through 2006.

Statement of Cash Flows, page 34

7. We have reconciled our net loss for the period and loss from discontinued operation in our statement of cash flows and statement of operations.

8. We have revised our statement of cash flows to comply with SFAS 95.

Note 1 - Nature of Business and Continuance of Operations, page 36

9. We have added a note to explain we have corrected our presentation.

10. We have revised our disclosure to reflect we are in the exploration stage.

We trust you will find the enclosed in order.

Yours truly
UNITED TRAFFIC SYSTEM INC.

__/s/ Jai Woo Lee____________
Jai Woo Lee
Chief Executive and Financial Officer